BOSTON     CONNECTICUT     NEW JERSEY     NEW YORK     WASHINGTON, DC
Frank E. Lawatsch, Jr.
Attorney At Law

7 Times Square
New York, NY 10036
T: (212) 297 5830 F: (212) 916 2940
flawatsch@daypitney.com
August 18, 2008
VIA EDGAR AND FACSIMILE NO. (202) 772-9203
Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street
Mail Stop 3561
Washington, D.C. 20549-3628

Re:	Five Star Products, Inc.
Amended Schedule 13E-3
Schedule 14D-9/A
File No. 005-60527
Filed August 12, 2008
Filed by Five Star Products, Inc.

Amended Schedule 13E-3
Schedule TO-T/A
File No. 000-60527
Filed August 12, 2008
Filed by NPDV Acquisition Corp. and National Patent Development
Corporation
Dear Mr. Duchovny:
          We are counsel to National Patent Development Corporation (“National Patent”) and its wholly-owned subsidiary, NPDV Acquisition Corporation (“NPDV”), each of which is a Delaware corporation. We refer to National Patent and NPDV herein together as the “Offerors”.
          We have received and reviewed the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 14, 2008 (the “Comment Letter”) on the above-referenced Amended Schedule 13E-3 (the “Five Star Amended Schedule 13E-3”) and Schedule 14D-9/A (the “Schedule 14D-9/A”) filed by Five Star Products, Inc. (“Five Star”) with the Commission on August 12, 2008 and the Schedule TO-T/A and Amended Schedule 13E-3 filed by National Patent with the Commission on August 12, 2008 (the “Schedule TO-

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 15, 2008

T/A”). We are furnishing the following responses to the Staff’s comments on the Schedule TO-T/A on behalf of the Offerors and on the Amended Schedule 13E-3 and Schedule 14D-9/A on behalf of Five Star.
          Where indicated below, the Offerors will include changes to the disclosure in an amendment to the Schedule TO-T/A, and Five Star will include changes to the disclosure in amendments to the Amended Schedule 13E-3 and the Schedule 14D-9/A, each of which will be filed simultaneously with this response letter via EDGAR. The Offerors’ and Five Star’s responses to the Staff’s comments are set forth below:
Offer to Purchase
Background of the Offer, page 6
1.	We note your response to previous comment 8. Please disclose the reason the special committee did not attempt to obtain a higher offer price from the bidders.

Response: The 7th paragraph under the heading “Background of the Offer” in the Offer to Purchase has been revised to set forth the reason why the special committee did not attempt to obtain a higher offer price from the bidders.

2.	We reissue comment 12 in part. Disclose why the indication of interest was deemed “highly tentative.”

Response: The 10th paragraph under the heading “Background of the Offer” in the Offer to Purchase has been revised to set forth disclosure as to why the indication of interest was deemed “highly tentative”.
Report of Burnham Securities, page 11
3.	We reissue comment 16. Disclose the financial projections provided to Burnham; to the extent necessary, you may explain the assumptions used in developing the projections and clarify the uses for the projections were prepared.

Response: The financial projections provided to Burnham have been inserted as Schedule E to the Offer to Purchase and a reference to such projections and such Schedule has been added to the end of the 1st paragraph under the heading “Income Approach: Discounted Cash Flow Analysis”.

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 18, 2008

4.	We reissue comment 17 as it concerns the discounted cash flows analysis. Revise to disclose the data underlying the results described in these analyses and to show how that information resulted in the multiples/values disclosed.

Response: The disclosure in the Offer to Purchase under the heading “Income Approach: Discounted Cash Flow Analysis” has been supplemented to provide the data underlying the results described in the discounted cash flows analysis and show how that information resulted in the multiples/values disclosed by adding paragraph 2, the table thereafter and paragraph 3.
Recommendation of Five Star’s Special Committee and Board of Directors, page 16
5.	We reissue comment 21. We note the filing persons have not addressed net book value, liquidation value or purchase prices paid in previous purchases. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the $0.40 per share to be paid to the security holders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See Questions 20 and 21 in Exchange Act Release No. 17719 (April 13, 1981) for guidance in revising your disclosure.

Response: The disclosure in the Offer to Purchase under the heading “Recommendation of Five Star’s Special Committee and Board of Directors” has been supplemented to add paragraph 5 under such heading, which describes the filing persons’ considerations regarding net book value, liquidation value and purchase prices paid in previous purchases.

6.	Please disclose the substance of your response to comment 24.

Response: The substance of the response provided to previous comment 24 has been added to the Offer to Purchase in the 4th paragraph under the heading “Recommendation of Five Star’s Special Committee and Board of Directors”.
* * * * *
This letter was filed by EDGAR on August 18, 2008.
In the event that you have any questions or comments, please feel free to contact me at (212) 297-5830. Thank you.

Very truly yours,
/s/ Frank E. Lawatsch, Jr.

Frank E. Lawatsch, Jr.

cc:	National Patent Development Corporation NPDV Acquisition Corp. Five Star Products, Inc.